QuickLinks -- Click here to rapidly navigate through this document

Accountants' Consent

The Board of Directors
Iamgold Corporation

We consent to the use of our report dated March 3, 2004, except as to note 21, which is at March 31, 2004 included in this annual report on Form 40-F.

/s/ KPMG LLP

Toronto, Canada
March 3, 2004

QuickLinks

Accountants' Consent